UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

Commission File No. 000-32899

TRADE WIND COMMUNICATIONS LIMITED
(Translation of registrant's name into English)

Level 9, 220 George Street, Sydney, NSW Australia 2000
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

TRADE WIND COMMUNICATIONS TWC.V

Media Release September 30, 2003

TWC SELLS DISCRETIONARY MESSAGING CUSTOMER BASE TO XPEDITE SYSTEMS

SYDNEY, AUSTRALIA - Trade Wind Communications Limited ("TWC") (TSX:TWC) (TRWDF.OB/Pink sheets), is pleased to announce that Flexemessaging, its electronic messaging division, and Xpedite Systems Pty Limited, the global leader in message delivery worldwide, have entered into an agreement for the sale of the Flexemessaging Discretionary Messaging base.

The sale has been structured on an 'earn-out' basis over a twenty-four month period effective September 1, 2003. TWC will earn a percentage of the monthly revenue generated over the twenty-four month period ranging from 30% to 70% of monthly revenue.

Flexemessaging provides Discretionary and Essential Messaging Services to its government and blue chip customer base.

Discretionary Messaging Services involve the distribution of high volume, personalized broadcast communications (including B2B and B2C communications, such as product and service announcements, newsletters, marketing and press releases to name a few applications) to multiple recipients via fax and email. Essential Messaging Services comprise the distribution of critical documents essential to cash flow, such as invoices, statements, subscriptions etc, via multiple electronic channels as well as print/post in accordance with the recipients delivery preference, under multi-year agreements.

"We have been providing fax delivery services to Flexemessaging for the past three and a half years, and so providing full end to end services to their Discretionary Messaging base is a natural extension." said Mr Dominic Cusk, Executive Vice President, Asia.

"We have enjoyed a very rewarding relationship with Flexemessaging to date and are pleased to be extending this relationship even further", added Cusk.

"This deal is very much in line with our strategy towards focusing on our world class Essential Messaging Services and messaging platform, FLEXML™. Xpedite, as a global leader in electronic messaging is our obvious choice to service our Discretionary Messaging base and maintain the high service excellence that we have provided to our customers." said Dr Mal Hemmerling, Managing Director of Trade Wind Communications Limited.

For the Board of Directors

Mal Hemmerling

Managing Director

Trade Wind Communications Limited

This press release contains potential forward-looking statements regarding the Company. The future performance of the Company involves risks and uncertainties that could cause actual results to differ materially. Such risks include competition and pricing pressures, dependence on telecommunication carriers, management of growth, customer turnover, technological change, government regulation, unauthorised use of technology, systems failures and a variety of stock market risks.

About Trade Wind Communications Limited

Trade Wind Communications Limited (TSX:TWC.V and TRWDF.OTC.BB/Pink sheets) is a communications and messaging company that has grown from an original base in Australia and has two main business operations: -

a) Flexemessaging Division, a large scale messaging ASP with a leading edge proprietary technology platform, FLEXML, offering fax, email and mobile messaging solutions for electronic billing, marketing etc and other forms of electronic corporate communication.

b) Voice and Data Systems, a systems integration provider for decision support systems, emergency services and utilities, network monitoring, large-scale data displays and paging infrastructure etc.

The company has a significant customer base of blue-chip Australian financial institutions and government agencies. Corporate management is located in Sydney.

Trade Wind Communications Limited is listed on the Toronto Ventures Exchange and trades under the symbol "TWC" and trades on the NASDAQ OTC BB/Pink sheets under the symbol "TRWDF".

For more information please contact Mal Hemmerling, Sydney, Australia (61 2) 9250 8888

Web site: http://www.tradewind.com.au

About Xpedite Systems Pty Limited

Since its inception in 1988, Xpedite (www.xpedite.com.au) has been an innovator in the messaging industry and has processed billions of messages for companies around the world. The company offers a suite of transactional and broadcast-based solutions that harness the power of fax, e-mail and voice technologies. Xpedite's solutions are designed for high-volume, interactive, time-sensitive communications, such as invoices, bank statements, purchase orders, research reports, subscription renewals, promotional offerings and more. Headquartered in Tinton Falls, N.J., Xpedite has sales offices in 30 locations throughout the United States and 25 international offices in 18 countries. Sydney is head office for SE Asia with other local offices in Melbourne, Brisbane, Perth and Auckland, New Zealand.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRADE WIND COMMUNICATIONS LIMITED

Date: October 3, 2003

/s/ Frank Favretto
_____________________________
Frank Favretto
Chairman